SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                   SAIC, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    023907623
                                 (CUSIP Number)

                                 April 20, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                           (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023907623                   13G                     Page 2 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                          Eminence Capital, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 9,150,000
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 9,150,000
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 9,150,000
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.3%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 023907623                   13G                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                               Eminence GP, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 5,610,830
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 5,610,830
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,610,830
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 5.7%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 023907623                   13G                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                               Ricky C. Sandler
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 9,150,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 9,150,000
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 9,150,000
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.3%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 023907623                   13G                     Page 5 of 9 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is SAIC, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 10260 Campus Point Drive, San Diego, California 92121

Item 2.        Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii)  Eminence GP, LLC, a New York limited liability company ("Eminence GP");
and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").


(a) This statement relates to Shares of Common Stock as defined in Item 2(d) below held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Long Alpha, LP, a Delaware limited partnership ("ELA") and Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together with Eminence I, Eminence II, and ELA, the "Partnerships"); as well as Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd. (the "Offshore Master Funds") and Eminence Fund, Ltd. ("Eminence Offshore"), each a Cayman Islands company, and collectively referred to as the "Offshore Funds". The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Master Funds, respectively, and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Partnerships and the Offshore Master Funds.

Ricky C. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by the Eminence Funds.

CUSIP No. 023907623                   13G                     Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).     Citizenship:

    (i) Eminence Capital, is a New York limited liability company;

   (ii) Eminence GP, is a New York limited liability company; and

  (iii) Mr. Sandler, is a United States Citizen.

Item 2(d).     Title of Class of Securities:
     Common Stock, $0.0001 par value (the "Common Stock").

Item 2(e).     CUSIP Number:  023907623

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box. [X]

CUSIP No. 023907623                    13G                    Page 7 of 9 Pages

Item 4.      Ownership.

       A. Eminence Capital, LLC
        (a) Amount beneficially owned: 9,150,000
        (b) Percent of class: 9.3%. The percentages used herein and in the rest of Item 4 are calculated based upon the 98,203,797 shares of Common Stock outstanding as of March 31, 2007, as set forth in the Company's Form 10-K for the fiscal year ended January 31, 2007.
        (c)   (i)   Sole power to vote or direct the vote: 0
              (ii)  Shared power to vote or direct the vote: 9,150,000
              (iii) Sole power to dispose or direct the disposition: 0
              (iv)  Shared power to dispose or direct the disposition: 9,150,000

       B. Eminence GP, LLC
        (a) Amount beneficially owned: 5,610,830
        (b) Percent of class: 5.7%
        (c)   (i)   Sole power to vote or direct the vote: 0
              (ii)  Shared power to vote or direct the vote: 5,610,830
              (iii) Sole power to dispose or direct the disposition: 0
              (iv)  Shared power to dispose or direct the disposition: 5,610,830


       C. Ricky C. Sandler
        (a) Amount beneficially owned: 9,150,000
        (b) Percent of class: 9.3%
        (c)   (i)   Sole power to vote or direct the vote: 0
              (ii)  Shared power to vote or direct the vote: 9,150,000
              (iii) Sole power to dispose or direct the disposition: 0
              (iv)  Shared power to dispose or direct the disposition: 9,150,000

Item 5.        Ownership of Five Percent or Less of a Class.

     Not Applicable.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

     Eminence GP, the general partner of the Partnerships and the manager of the Offshore Master Funds, has the power to direct the investment activities of the Partnerships and the Offshore Master Funds, including decisions respecting the disposition of the proceeds from the sale of the shares. The Investment Manager provides investment management services to the Eminence Funds, and has the power to direct the investment activities of Eminence Offshore, including the power to make decisions with respect to the disposition of the proceeds from the sale of the shares. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager and in that capacity directs their operations.

CUSIP No. 023907623                   13G                     Page 8 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.     Notice of Dissolution of Group.

     Not Applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 023907623                   13G                     Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 30, 2007

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       and as
                                    Managing Member of
                                    Eminence GP, LLC